1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 28, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Announces Pricing of US$350 Million 0.950% and US$1,150 Million 1.625% Senior Unsecured Notes

Hsinchu, Taiwan, R.O.C., March 28, 2013 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that in the afternoon of March 27, 2013 New York time, its wholly-owned subsidiary, TSMC Global Ltd. (“TSMC Global”), priced its private offering of US$1.5 billion aggregate principal amount of senior unsecured notes. The offering consists of US$350 million aggregate principal amount of 0.950% notes due April 3, 2016 and US$1,150 million aggregate principal amount of 1.625% notes due April 3, 2018. The notes were offered at a price of 99.988% of par in the case of the 2016 notes and 99.933% of par in the case of the 2018 notes. The offering is expected to close on April 3, 2013. The notes will be unconditionally and irrevocably guaranteed by TSMC (the “Guarantees”).

Net proceeds from this offering are approximately US$1,495 million. TSMC and TSMC Global intend to use the net proceeds from this offering for general corporate purposes.

The Notes and the Guarantees have not been and will not be registered under the U.S. Securities Act of 1933, as amended, any state securities laws of the United States or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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TSMC Spokesperson:	TSMC Acting Spokesperson:

Lora Ho Senior Vice President & Chief Financial Officer & Spokesperson Tel: 886-3-5054602	Elizabeth Sun Director, Corporate Communication Division Tel: 886-3-5682085 Email: elizabeth_sun@tsmc.com